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                           August 31, 2023

       Gabriel P. Blasi
       Chief Financial Officer
       Telecom Argentina SA
       General Hornos 690
       ( C1272ACK ), Buenos Aires
       Argentina

                                                        Re: Telecom Argentina
SA
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-13464

       Dear Gabriel P. Blasi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       (A.1) 2022 Compared to 2021, page 75

   1. On page 75 you disclose and discuss Adjusted EBTIDA before the comparable IFRS measure. In future
filings please disclose and discuss the comparable IFRS measure, net income (loss), with
equal or greater prominence. Refer to Item 10(e)(1)(i)(A)
                                                        of Regulation S-K and
Question 102.10 of the Compliance and Disclosure Interpretations
                                                        for Non-GAAP Financial
Measures. Please apply this comment to all future filings where a Non-IFRS measure is
presented, including Form 6-K's showing earnings results for your quarters.
 Gabriel P. Blasi
FirstName  LastNameGabriel P. Blasi
Telecom Argentina SA
Comapany
August  31, NameTelecom
            2023        Argentina SA
August
Page 2 31, 2023 Page 2
FirstName LastName
2. On pages 76 to 79 you attribute fluctuations in revenue to decreases in ARPU and changes in the number of customers. In future filings please also discuss the underlying reason for the decrease or increase in ARPU and the number of customers. We refer to guidance in
         Item 5 of Form 20-F. Provide us with your proposed future disclosure. Liquidity and Capital Resources
Sources and Uses of Funds, page 94

3. You state that the cash flows provided by operating activities decreased in 2022 "due to lower revenues partially offset by the decrease in operating costs (without depreciation, amortization and impairment of fixed assets)." In future filings please expand your discussion to include both a quantitative and qualitative description of the reasons underlying material changes. We refer to guidance in Item 5 of Form 20-F. Provide us with your proposed future disclosure.
Note 1 - Description of Business and Basis of Preparation of the Consolidated Financial
Statements
b) Segment information, page F-16

4. On page 83, you disclose Adjusted EBITDA by service and Adjusted EBITDA by sale of equipment. However, your segment footnote does not show Adjusted EBITDA by service revenue and Adjusted EBITDA by sale of equipment. Since Adjusted EBITDA appears to be discrete financial information, tell us your consideration as to whether service and product sales represent two separate reportable segments.
Note 3 - Significant Accounting Policies d.4) Consolidation of structured entities, page F-32

5. With regard to your consolidated structured entities, please expand your disclosure to provide all the information noted in paragraphs 7 and 10 of IFRS 12.
Note 4 - Cash and Cash Equivalents and Investments
Financial position information, page F-50

6. With regard to your ownership of TSMA you state, "despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS." Please disclose the significant judgements and assumptions made in determining that you do not control TSMA and advise us. We refer to guidance in paragraphs 7 and 9 of IFRS 12.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
 Gabriel P. Blasi
Telecom Argentina SA
August 31, 2023
Page 3

Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.



FirstName LastNameGabriel P. Blasi                        Sincerely,
Comapany NameTelecom Argentina SA
                                                          Division of
Corporation Finance
August 31, 2023 Page 3                                    Office of Technology
FirstName LastName